UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 42)

Western Asset Municipal Partners Fund II Inc. (MPT)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766V105

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 95766V105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  818,580

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  818,580

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

818,580

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

13.63%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 42 ("Amendment No. 42") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 818,580 shares of MPT on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 13.63% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 818,580 shares, which represents 13.63% of the outstanding shares. George Karpus presently owns 20,080 shares purchased on August 15 & 16, 2001 at $12.60 (7,500 shares), August 21 & September 19 at $12.71 (2,500 shares), April 14, 2003 at $13.06 (600 shares), May 6, 7 & 9 at $13.40 (9,400 shares) and on January 17, 2007 at $13.01 (3,430 shares).He sold on June 28, 2005 at $ 13.50 (200 shares), June 29 at $13.59 and $13.60 (1,000 shares), and June 30 at $ 13.61 (100 shares), July 6, 2005 at $13.53 (300 shares), July 7 &11 at $13.56 (200 shares), July 14 at $13.54 (300 shares) and February 15, 2006 at $13.65 (50 shares). Jo Ann Van Degriff owns 1,350 shares purchased on May 10, 2005 at $12.70 (1,000 shares), November 20, 2006 at $12.87 (250 shares) and on November 21, 2006 at $12.85 (50 shares). Karpus Management, Inc. presently owns 3,400 shares purchased on August 11, 2005 at $13.66, August 8, 2006 at $12.56 (1,000 shares), October 27, 2006 at $12.76 (300 shares), November 1, 2006 at $12.78 (50 shares), November 2, 2006 at $12.81 (250 shares), November 6, 2006 at $12.76 (50 shares), November 7, 2006 at $12.78 (50 shares), November 17, 2006 at $12.88 (200 shares), November 20, 2006 at $12.87 (150 shares), November 21, 2006 at $12.85 (50 shares) and on December 5, 2006 at $13.04 (1,000 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.79%. Urbana Partners, L.P. currently owns 51,601 shares. None of the other Principals presently own shares.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 3/12/2007 2000  $13.36
 3/13/2007 2000  $13.33
 3/22/2007 1000  $13.30
 3/27/2007 1400  $13.29
 4/10/2007 1500  $13.29
 4/12/2007 12600  $13.23
 4/13/2007 1100  $13.24
 4/16/2007 400  $13.21
 4/18/2007 4900  $13.28
 4/19/2007 1400  $13.23
 4/20/2007 9200  $13.22
 4/23/2007 2600  $13.21
 4/24/2007 1400  $13.23
 4/26/2007 900  $13.22
 4/30/2007 2500  $13.21
 5/3/2007 3100  $13.20
 5/8/2007 175  $13.29
 5/9/2007 200  $13.30
 5/9/2007 -2000  $13.32
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   May 10, 2007